UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

SEMI-ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the period ended June 30, 2026

Legion Works, Inc.
(Exact name of issuer as specified in its charter)

Delaware	84-3854992
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)

4275 Executive Square, Suite 200
La Jolla, CA	92037
(Address of principal executive offices)	(Zip Code)

(619) 452-1542

(Phone)

Units

Voting Common Stock

Warrants

(Title of each class of securities issued pursuant to Regulation A)

In this report, the term “Legion Works,” “we,” “us,” “our,” or “the Company” refers to Legion Works, Inc. and its subsidiaries on a consolidated basis. This discussion contains forward-looking statements reflecting our plans, estimates and beliefs. Our actual results differ materially from those discussed in these forward-looking statements.

Forward-Looking Statements

This report may contain forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company’s management. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “project,” “anticipate,” “intend,” “plan,” “predict,” “probably,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following report have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The company does not undertake any obligation to revise or update these forward-looking statements

Item 1. Management’s Discussion and Analysis

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. The following discussion relates to Legion Works’ financial condition and results of operations and includes unaudited financial data for the two six months periods ended June 30, 2026 and June 30, 2025, and should be read in conjunction with our financial statements and the related notes included in this semiannual report.

Overview

The Company was incorporated on November 20, 2019, as a Delaware corporation. The Company was formed for the purpose of building and buying online software products and aiming to grow these products through a combination of product development, sales and marketing. The Company aims to find and develop business opportunities primarily in online software, including, but not limited to, marketing and sales software tools as well as e-commerce and online marketplaces. Since the Company’s founding, the technology market dynamics and opportunities have changed. While its original focus was on Software as a Service (“SaaS”), the cost of acquiring and developing SaaS products as well as the time required to reach sustainable revenue levels means the Company has had to regularly evolve its focus. The Company has had to remain flexible to changing market dynamics in seeking online opportunities that it believes are ripe for innovation, where it believes it has the expertise to pursue such opportunities, and where it can afford to execute products and businesses given its current resources. As an example, the Company expanded its focus to include marketplace and e-commerce businesses, as it believed that such businesses would be more affordable to operate and scale. Additionally, with the rapid rise of Artificial Intelligence tools and largescale language learning models, the Company has needed to adapt to the challenges and opportunities introduced by the popularity of such tools. Additionally, the Company continues its research and development efforts to determine where to allocate its development and sales/marketing time and resources across established products, beta products, and wholly new products. The Company has aimed to centralize key administrative, legal and financial operations at the Legion level while adding sales, marketing and product initiatives at its subsidiaries.

2

During the six-month period ended June 30, 2026, management focused on day-to-day operations of Legion Works and each of its subsidiaries, working to try to stabilize the revenue and sales levels of its subsidiaries in a challenging market; conducting R&D on new products and testing go to market strategies for those products (including Karley AI and HelloFeed); researching, negotiating and conducting due diligence on possible companies to acquire; managing administrative, legal, compliance and finance functions across multiple entities; and managing its reporting responsibilities under Regulation A and generally accepted accounting principles. During 1H 2026, the Company continued to target possible acquisitions in both the United States and Europe. During this period, Management decided not to execute one non-binding Letter of Intent (“LOI”) based on findings during diligence and the seller changing terms. As of June 30, 2026, the Company had two non-binding LOIs and was performing due diligence on each. Company management also spent effort and time on determining possible capital raising options including raising through Regulation CF, public capital markets and privately from venture and private equity investors. In June 2024, the Company sold certain assets of its subsidiary Growth Collective. As part of this sale, the Company retained the technology platform behind Growth Collective. Per the terms of the transaction, the corporate name of the subsidiary was changed from Growth Collective Solutions, Inc. to Expedition Community Inc. Management used the proceeds from the partial sale of assets of Growth Collective to support the research and development of new products or services, as mentioned in the paragraph above. For details regarding this sale, see below “Liquidity and Capital Resources.”

Company management will continue to focus its resources on its subsidiaries and products they deem to have the best chance of achieving profitable growth and a return on its capital investment. Additionally, the Company continues its research and development efforts and go to market tests to determine where to allocate its development and sales/marketing time and resources across established products, beta products, and wholly new products. Finally, the Company continues to research additional possible acquisitions.

The Company’s ability to continue as a going concern is dependent on the Company’s ability to grow its revenue and generate sufficient cash flows from operations to meet its obligations and/or obtaining additional financing from its shareholders or other sources, as may be required. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern; however, the above condition raises the risk that the Company may not continue as a going concern.

Operating Results

The Company had a net loss of $523,492 for the six months ended June 30, 2026 (“Interim 2026”), compared to net loss of $504,438 for the six months ended June 30, 2025 (“Interim 2025”), as a result of lower revenue during this period. As discussed below in “Sources of Revenue,” the Company has seen a 31% decrease in revenue in Interim 2026 compared to Interim 2025, with expenses decreasing in line with the decrease in revenue, although professional and legal expenses increased during this period due to the need for heightened diligence work related to possible acquisitions as well as general corporate legal and compliance work. Additionally, the Company continued to reduce ad spend and headcount during Interim 2026 compared to Interim 2025. Further, an important aspect of the Company’s business, and its ability to generate revenue, continues to be impacted by the higher cost to acquire users and customers given changes in algorithms by Google and Meta, and traffic changes caused by ChatGPT and other AI platforms The Company’s attempts to hire growth marketing agencies to help find new marketing channels and optimize existing marketing channels have been unsuccessful. These attempts have been expensive and have resulted in lower ROI on ad and marketing spend as well as instances of poor ethical behavior by said agencies. See also “Key Trends,” below.

Results of Operations for the Six Months Ended June 30, 2026 Compared to the Six Months Ended June 30, 2025

Revenues

The Company’s revenue for Interim 2026 was $442,276 compared to $637,832 for Interim 2025. The Company’s revenue on a consolidated basis for Interim 2026 came from the operations of Hello Bar, LLC (“Hello Bar”) and Dealify, Inc. (“Dealify”). The Company saw a 31% decrease in revenue due to a decrease in business at Dealify and at Hello Bar. Despite focusing on completing Karley and HelloFeed in an effort to bring them to market and launching them during 1H 2026, the Company did not realize any revenues from these products. While the Company had forecasted some of these concerns in previous filings, it had underestimated the scope. We provide additional information regarding the Company’s performance during Interim 2026 below in “Sources of Revenue.”

3

Revenue Recognition

Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The contracts are monthly. However, based upon management’s analysis of the subscriber contracts, historically, the contracts for its software products are renewed on average over a seven-to-twelve-month period. The Company also recognizes revenue from the sale, leasing or licensing of software, which is accounted for as a long-term contract if significant customization or modification is involved. Otherwise, revenue from the sale, leasing or licensing of software will be recognized when there is persuasive evidence an arrangement exists, delivery has occurred, the Company’s price is fixed or determinable, and collection of the sales price is probable. The Company also recognizes revenue from the monetization of its platform applications once performance obligations as required under our customers’ contracts have been satisfied.

Sources of Revenue

The Company generates revenues by allowing its customers to use multiple interactive software platforms or online websites, including Hello Bar, Subscribers, and Dealify. The Company did not generate revenue within Expedition Community, Inc (“Expedition”) as that entity is focused on research and development in anticipation of taking Karley and HelloFeed to market.

The Company’s revenue has been impacted by macro-economic trends during 2025 and the six months ended June 30, 2026, increased competition in the markets in which its products operate and the rise in its customers using AI platforms such as Claude and ChatGPT to replace tasks that our products help to enable. Further, the cost of acquiring customers through paid ads has continued to increase. Despite internal testing as well as testing with agencies and contractors, the Company is finding it difficult to acquire customers in a profitable manner and has, therefore, reduced ad spend and investments in certain marketing channels.

AI platforms have increasingly been adopted by marketers and business operators and tools such as Claude and ChatGTP enable companies and individuals to do tasks that previously required software. This has led to concerns in the market about the traditional Software as a Service model with many customers building their own home baked tools using Claude Code or other similar coding agents. Given that many customers and potential customers in our target markets are conservative in their spending, we believe many are using these AI coding tools to replace software and related costs.

A number of well-funded and highly focused competitors have continued to aggressively target the Company’s subsidiaries, pursuing subsidiary keywords, driving up the cost of paid acquisition, and offering competitive features or services. Finally, many advertising partners continued sending lower quality traffic, resulting in lower conversion rates (the percentage of website visitors who purchase a product).

Additionally, the markets for Hello Bar, Subscribers and Dealify are relatively mature and innovation in those markets require significant time, focus and resources if the Company wants to remain competitive. During 1H 2026, the Company invested in launching new product capabilities and features for Hello Bar while also reducing infrastructure costs. Management is thoughtful about where it deploys capital and resources. In 1H 2026, this meant focusing more of its resources, time and money on new products that it believes are timelier in the market as well looking at acquisition targets. With a small team, this means that less time and energy was dedicated to the sales and marketing of existing products.

In addition, the Company’s products historically received steady traffic from Search Engine Optimization. While its products had previously seen declines in SEO traffic due to algorithm shifts from Google and increased competition, the Company witnessed some stabilization of web traffic to Hello Bar, Subscribers and Dealify in 2025. However, this traffic is lumpy and the Company must invest more time and energy in efforts to attract citations within AI platforms such as Claude and ChatGPT. Interim 2026 saw the Company continue to invest in efforts to rank for SEO and AI (AEO). These subsidiaries continue to have a larger number of customers churning out than new customers registering. This is, likely, due to a variety of factors such as increased competition, previous year declines, and less marketing spend by the Company’s historic customer segments. Additionally, the Company has seen customer resistance to price increases. While some industries and companies have been able to increase prices to absorb rapidly increasing costs, the Company’s subsidiaries have faced customer friction in its attempts to do so.

4

In Interim 2026, the Company soft launched Karley.AI to market. Karley is an AI agent to help e-commerce stores convert more of their traffic into sales by helping anticipate and answer the questions holding shoppers back from purchasing. Management believes this product is timely, given the rise in smart AI agents. The Company’s marketing for Karley.AI in Interim 2026 included building apps for marketplaces such as Shopify and Shopware, launching outbound marketing through LinkedIn and email, and attempting to build partnerships. Given strong competition from well-funded competitors entirely focused on this market, initial marketing traction has been slow. The Company did launch a small number of free successful pilots and as of June 30, 2026 was trying to convert those into paid customers.

When combined, these dynamics and the Company’s inability to raise additional capital resulted in a reduction of overall sales and marketing budgets as well as a smaller sales and marketing team. Management believes it has been nimble to look for additional opportunities, test new marketing channels, innovate new products and work hard to find market opportunities.

In Interim 2025 and Interim 2026, the Company continued to try to outsource some of its marketing and customer acquisition efforts to independent experts and agencies. This was an attempt to reduce overall costs while being able to partner with experts. These efforts have proven to be unfruitful and have actually set the Company further back as these experts and agencies delivered poorer results than what we were driving internally.

In an effort to increase productivity without significant additional costs, Management adopted AI tools across the organizations. During Interim 2026, the Company initiated Claude across the organizations to be used for increased product development velocity as well as support marketing, sales and strategic efforts.

In Interim 2026 the Company continued to feel heightened pressure of rising costs faced by its employees and contractors. Given resources, Management and contractors have not received salary increases despite large increases in their respective costs of living. Despite his interest in continuing to stay with the Company, this led to COO Caleb Green accepting a new role with another company with substantially more compensation. Its inability to offer salary increases continues to be a concern for Management in its ability to attract and retain talent. The Company did previously bring on a new member of Management that it believes has the talent and experience to help the Company advance.

Management continued to spend a significant portion of its time on non-revenue generating activities in the first half of 2026 given its many general corporate and compliance responsibilities under Regulation A.

In sum, given market and macroeconomic challenges, financial impacts on customers, limited funds raised, inability to attract additional talent and aggressive competitor activity, the Company did not achieve the revenue levels planned by management. Unlike some competitors in the industry and market, management is disciplined in the Company’s spending. Consequently, we believe we have the capital to continue to execute our business plan.

Hello Bar continues to be marginally profitable although those profit levels have been reduced. Dealify remains in “startup” phase, and the subsidiary has been challenged by changes in Facebook’s advertising, resulting in lower quality traffic and higher rates of fraudulent traffic. The Expedition subsidiary and remaining assets are currently in a research and development or “startup” phase for new products. Management expects to see further losses for the foreseeable future while we look to stabilize our current products, consider building and go-to-market of new markets, and establish our niche markets.

Operating Expenses

Operating expenses for Interim 2026 were $872,762 compared to $907,578 for Interim 2025 reflecting the Company’s efforts to cut costs.

5

Salaries and Wages

The Company’s largest expense was salaries and wages, incurring $378,981 in Interim 2026, compared to $389,224 in Interim 2025. Given rising interest in AI and competition for AI capable talent, salaries and salary expectations for talent in the technology market have increased. Further growth in salary expectations has been caused by high inflation, and a continued increase in the cost of living. Management and key employees did not receive salary increases in 2025 nor in Interim 2026 and have largely not received increases in multiple years. This has compounded pressure on the Company to find growth opportunities in an effort to attract and retain talent. The overall reduction in interim 2026 salaries was largely based on a small reduction in the CEO’s salary. The loss of the Company’s COO in late Interim 2026 will require Management and other employees and contractors to take on additional workload related to finance, legal, and other administrative activities.

Contractors

While the Company relied on contractors rather than hire full-time employees, it reduced contractor expenses from $121,620 in Interim 2025 to $103,548 in Interim 2026. The decrease in contractor expenses was due to the Company eliminating contractors that it deemed were under-performing.

Advertising and Marketing

The Company reduced advertising and marketing expenses from $111,493 in Interim 2025 to $91,758 in Interim 2026. This was largely attributable to a reduction of marketing spend at Dealify, where conscious efforts were made to make advertising spend more efficient and to reduce inefficient campaigns

Interest

During Interim 2025, we recognized $126,989 compared to $48,220 for Interim 2026. The decrease in interest income was due to interest on notes receivable that was recorded in Interim 2025, which were paid in Interim 2026.

Amortization

During Interim 2026, we recognized $55,851 as an incurred expense through amortization of our acquisitions compared to $264,351 for Interim 2025.

Net Income/(Loss)

During Interim 2026, the Company had a loss of $523,492, compared to a net loss in Interim 2025 of $504,438. The slight increase in net loss was mainly due to lower revenues and contribution margins as well as lower interest and investment income on excess idle funds.

Liquidity and Capital Resources

As of June 30, 2026, the Company had net cash and cash equivalents of $2,429,612 compared to $2,865,566 as of June 30, 2025. The Company does not generate sufficient revenue to cover all of its operating expenses at this time and does not expect to do so in 2026. Hello Bar generates sufficient revenue for its own operating expenses and also pays for some of the salaries of Legion Works employees. The proceeds from the Regulation A offering were used to fund the acquisition of Hello Bar, Convert More, Dealify and Growth Collective, as well as attempt to grow these subsidiaries and conduct R&D on new possible products, conduct diligence and legal on possible acquisitions as well as fund operational efforts at Legion and its subsidiaries during the first half of 2026. Management notes that the finance, legal, regulatory and related expenses for a Company with multiple subsidiaries are significant and leave less available capital to focus on growth activities within its subsidiaries. As of June 30, 2026, Legion owns 100% of Hello Bar LLC, 90% of Expedition Community, Inc., formerly known as Growth Collective Solutions, Inc., and 94% of Dealify, Inc.

6

Proceeds from the Sale of Growth Collective Assets

On June 18, 2024, the Company sold certain assets of Growth Collective to Toptal, LLC (“Toptal”), for an aggregate sales price of $2,250,000, with $900,000 paid upon closing. The remaining $1,350,000 will be paid in four installments of $337,500 every six months over a twenty-four-month period without interest. As of June 30, 2026, the Company had received the closing payment of $900,000 and all the 4 installments of $337,500 were received on January 3, 2025, June 18, 2025, December 18, 2025, and June 18, 2026 respectively. During the period ended June 30, 2026, the Company recognized interest income of $48,199 related to the unwinding of the present value discount on the installment payments received. The assets sold were composed of domain names; the related website; accounts; lists, including a list of current engagements; leads; contracts; content (i.e., videos, images, audio files); software and source code for the website and related accounts; intangible assets needed to operate the website; operating documents and data needed to operate the business; and related intellectual property. Additionally, the Company entered into a Transition Services Agreement with Toptal under which the Company shall provide services for no additional consideration except for expenses related to hourly wages paid to independent contractors. Our obligations under this agreement were fulfilled in 2024, and we were reimbursed $40,129 in 2024 for work during that period. Copies of the Asset Purchase Agreement and Transition Services Agreement and Amendment No. 1 to the Asset Purchase Agreement are filed as Exhibits 6.3 and 6.4 to this Semiannual report on Form 1-SA. Management intends to use the proceeds from the sale of Growth Collective’s assets to research and potentially develop new products and/or services that it believes the Company may be able to bring to market with its available resources. At the end of 2025 and during Interim 2026, research and development was focused on a DTC supplement brand and an AI for FAQ software tool. Any consideration of larger acquisitions would require the Company to raise additional capital or contemplate debt.

In Interim 2026, the Company researched additional possible acquisitions. In continuation of its business plan, these efforts have focused on regions with lower multiples than large U.S. tech markets. The Company has particularly focused its acquisition research in Europe and smaller U.S. markets. As of June 30, 2025, the Company had two non-binding Letters of Intent in place. As of June 30, 2025, the Company had started due diligence on these companies. As of June 30, 2026, the Company believed it had the capital to be able to fund one or two of these acquisitions. The goal for acquiring an additional business is to use cash to generate more revenue and contribution margin to reduce the overall burn of the consolidated Company. Based on numbers and details provided during review and diligence, Management believed that either or both could help the Company achieve those goals. Each LOI is non-binding and Management plans on extensive due diligence prior to the execution of any deals.

The Company believes it has the necessary capital to fund operations for the next twelve months. However, as discussed above, we have observed downward pressure on our revenue due to many of our customers experiencing lower revenues and funding levels, decreased internet traffic, lower return on investment from our paid marketing efforts, less spend on sales and marketing, increased competition, a smaller team and the continued challenge of management being able to balance its time and energy between growth activities and its corporate and compliance responsibilities. Any change in these factors or the overall economy could have a material impact on our business plan, results of operations and financial condition. The Company does believe that an acquisition of a profit generating asset can increase the possibility for long term sustainability. While Management believes its R&D efforts can result in revenue growth, it also recognizes that these efforts can take time and these products are competing with well-funded companies and/or companies focused on a single product.

The Company does not have any revolving credit facilities or other debt with which to fund its operations. If the Company is not able to generate enough revenue to fund operations, or to raise enough capital through the sale of its securities, including potential private offerings or debt, it may not be able to implement all phases of its business plans. There is no assurance that the Company will generate sufficient revenue now, or in the future, to sustain its operations without additional capital or that such funds, if available, will be obtainable on terms satisfactory to the Company.

Subsequent Events

On August 19, 2026, the Company purchased certain assets from Catalist AI, LLC in the amount of $550,000. At the closing, the Company paid and seller received $400,000 in cash funds and an obligation from the Company to pay an additional $150,000 subject to the seller’s achievement of certain events and obligations. Upon taking over the Catalist operations, management of the Company discovered material amounts of unrecorded liabilities and obligations along with numerous seller misrepresentations. As a result of the above, the Company retained counsel to pursue all potential remedies.

7

Key Trends

The Company sees continued interest in marketing and sales software products and services, e-commerce and B2B e-commerce and for other products it is considering building or buying in the market. The technology market continues to be robust, though the Company recognizes that a large percentage of the activity in the technology market is focused on AI. The rapid rise of AI has been disruptive to the traditional SaaS market and AI native companies have a distinct advantage in the market. Further, AI native companies are raising very large capital rounds to be able to dominate markets and push out incumbent and legacy companies.

This rise in AI has pushed companies to attract and talent AI talent and also rethink its business models. AI products largely depend on APIs and tokens from companies such as Anthropic and Google. While AI can enable heightened product and marketing efficiencies, building AI products can be very expensive and the margins on AI products are substantially lower than those of software products given the cost of tokens.

The economy and rising cost of living and costs of doing business during 2025 and early 2026 impacted the Company in a number of ways. Overall, there is salary pressure on companies looking to attract talent. While the Company has not provided salary increases to management or key employees, management recognizes that these employees face cost pressures from continued high inflation and personal and family obligations that may require them to seek out opportunities that pay higher salaries. The Company is also seeing increased costs related to health care and other benefits that are provided to employees as part of the Company’s effort to hire and retain.

Further, attracting new customers became more difficult and expensive given increased competition and lower conversion rates given that potential customers have less cash and have found it more difficult to raise capital. Continued changes across marketing platforms such as Google and Meta have increased the costs of acquiring new customers. Moreover, the Company has found that hiring employees, especially those with strong leadership skills and experience, has been difficult.

The Company – and its ability to generate revenue – continued to be adversely impacted by changes made by Facebook, Google, and Apple with respect to tracking internet activity and privacy. The cost of paid ads on Facebook and Google remained high in Interim 2026, increasing the cost of acquiring new customers. Organic marketing techniques, such as Search Engine Optimization, were impacted by increased competition for keywords the business has historically ranked for, algorithmic changes by Google, and behavior changes stemming from the rise of AI and platforms like ChatGPT. Management believes these impacts to organic and inorganic customer acquisition were widespread across markets and industries and not isolated to the business itself.

These trends not only have impacted the Company and its subsidiaries but have also impacted the Company’s customers. Many of the Company’s customers have expressed concerns about the rising costs of operating their businesses, the continued increases on the costs of acquiring customers and concerns about disruptions being caused by AI. Further, in Interim 2026, continued inflation and concerns about tariffs caused fears for customers of Hello Bar and Subscribers.

Like many organizations, the Company is adjusting to the impact of AI (Artificial Intelligence) in its various markets. The Company seeks to use AI to automate some of its activities. In interim 2026 the Company ramped up its efforts to utilize AI throughout its organization, including across its product, marketing and strategic efforts. Initial results show increased product and capability but these efforts also come with increased costs.

While the Company faced significant market challenges in Interim 2026, it also believes its overall business plan and managerial discipline position it well to navigate these challenges. The Company believes that its leadership team has experience navigating market uncertainties, since they have built companies in both markets fueled by tailwinds and challenged by headwinds.

The Company believes that the challenges faced in 2025 have been heightened in 2026. These challenges have been documented here but include rising costs in living and operating businesses, disruptions caused by AI, a reduction in demand for SaaS, an increase in the cost of acquiring customers, and continued challenges in raising capital. The Company and its Management continues to work hard on existing businesses, new products and potentially the acquisition of new products.

Item 2. Other Information

None.

8

Item 3. FINANCIAL STATEMENTS (UNAUDITED)

LEGION WORKS, INC. AND SUBSIDIARIES

UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

 (A Delaware Corporation)

9

LEGION WORKS, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF JUNE 30, 2026 AND DECEMBER 31, 2025

	June 30,	December 31,
ASSETS	2026	2025
Current Assets:
Cash and cash equivalents	$2,429,612	$2,747,979
Accounts receivable, net	$-	$-
Prepaid expenses	$95,191	$49,997
Interest on Notes Receivable	$-	$-
Notes Receivable (current portion)	$-	$289,301
Other Current Assets	$-	$-
Total Current Assets	$2,524,803	$3,087,277

Non Current Assets:
Intangible assets	$3,569,107	$3,569,107
(Less accumulated amortization)	$(3,266,659)	$(3,210,808)
Notes Receivable	$-	$-
Total Non Current Assets	$302,448	$358,299

Other Assets:
Property plant and equipment	$20,178	$20,178
(Less accumulated depreciation)	$(18,817)	$(17,457)
Total Other Assets	$1,361	$2,721

TOTAL ASSETS	$2,828,612	$3,448,297

LIABILITIES AND OWNER'S EQUITY
Current Liabilities:
Accounts payable	$55,691	$71,612
Accrued payroll	$3,803	$4,448
Deferred Revenue	$37,467	$43,684
Other Current Liabilities	$49,812	$67,262
Total Current Liabilities	$146,773	$187,006

TOTAL LIABILITIES	$146,773	$187,006

Minority interests in earnings of subsidiaries	$(260,605)	$(235,016)

Stockholders' Equity:
Super Voting Common Stock, $0.0001 Par Value;
20,000,000 Shares Authorized; 3,490,000, Issued and outstanding as of June 30, 2026 and December 31, 2025.	$349	$349
Voting Common Stock, $0.0001 Par Value; 80,000,000 Units Authorized;
4,705,135 Issued and Outstanding, as of June 30, 2026 and December 31, 2025, respectively.	$470	$470
Additional paid-in capital, net of capital raise expenses	$10,642,399	$10,672,770
Retained earnings	$(7,700,775)	$(7,177,283)
TOTAL STOCKHOLDERS EQUITY	$2,942,443	$3,496,307

TOTAL LIABILITIES AND STOCKHOLDERS EQUITY	$2,828,612	$3,448,297

10

LEGION WORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

FOR JUNE 30, 2026 AND 2025

	June 30,
	2026	2025

REVENUE
Revenue	$442,276	$637,832
Cost of Revenue	$93,923	$136,605
GROSS PROFIT	$348,353	$501,227

OPERATING EXPENSES
Advertising and marketing	$91,758	$111,493
Bank charges and fees	$7,013	$6,036
Contractors	$103,548	$121,620
Dues and subscriptions	$76,227	$102,509
General and administrative	$7,519	$9,105
Insurance	$27,288	$21,716
Office supplies and software	$5,421	$6,207
Payroll fees and taxes	$24,938	$26,119
Professional and legal	$140,539	$104,325
Rent	$1,527	$1,586
Salaries and wages	$378,981	$389,224
Transportation	$8,004	$7,638
TOTAL EXPENSES	$872,762	$907,578

OTHER (INCOME) & EXPENSES
Interest Income	$(48,220)	$(126,989)
Investment Income	$(37,494)	$(43,077)
Foreign currency translation (gain) loss	$1,743	$9,936
Depreciation	$1,360	$1,361
Amortization	$55,851	$264,351
Other income	$(1,739)	$(4,833)
Franchise and other taxes	$53,170	$27,233
Minority interest in earnings of subsidiaries	$(25,589)	$(29,894)

TOTAL OTHER (INCOME) & EXPENSES	$(917)	$98,088

NET INCOME/(LOSS) ATTRIBUTABLE TO LEGION WORKS, INC AND SUBSIDIARIES	$(523,492)	$(504,439)

11

LEGION WORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD ENDED JUNE 30, 2026 AND 2025

		Super
		Voting		Voting	Additional
	Number	Common	Number of	Common	paid-in	Retained
	of shares	Stock	shares	Stock	capital	Earnings	Total
BALANCE, DECEMBER 31, 2024	9,350,000	935	4,705,935	470	10,684,188	(6,065,246)	4,620,348

Issuance of shares	(5,860,000)	(586)	(800)	(0)	586		-

Net income/(loss) from operations						(1,112,037)	(1,112,037)

Termination of subsidiary							0

Cost of raising capital					(12,004)		(12,004)

BALANCE, JUNE 30, 2025	9,350,000	$935	4,705,135	$470	$10,660,126	$(6,569,684)	$4,091,848

BALANCE, DECEMBER 31, 2025	3,490,000	$349	4,705,135	$470	$10,672,770	$(7,177,283)	$3,496,307

Net loss from operations						(523,492)	(523,492)

Cost of raising capital					(30,371)		(30,371)

BALANCE, JUNE 30, 2026	3,490,000	$349	4,705,135	$470	$10,642,399	$(7,700,775)	$2,942,444

12

LEGION WORKS, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASHFLOWS

FOR THE SIX MONTHS PERIODS ENDED JUNE 30, 2026 AND 2025

	June 30,
	2026	2025

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income/(Loss)	$(523,492)	$(504,438)
Depreciation	$1,360	$1,361
Amortization	$55,851	$264,351
Minority interest in subsidiary earnings	$(25,589)	$(29,894)
Adjustments to reconcile net income to cash provided by operating activities:
Changes in operating assets and liabilities	$203,874	$260,511
Net cash provided by (utilized in) operating activities	$(287,996)	$(8,109)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of subsidiary
Notes Receivable	$-	$289,301
Intangible assets	$-	$-
Net cash provided by (used in) investing activities	$-	$289,301

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issuance of common stock	$-	$-
Additional paid-in capital, net of capital raise expenses	$(30,371)	$(24,062)
Proceeds from related party payable
Net cash provided by (used in) financing activities	$(30,371)	$(24,062)

Net (decrease)/increase in cash and cash equivalents	$(318,367)	$257,130

Cash and cash equivalents, beginning of period	$2,747,979	$2,608,436

Cash and cash equivalents, end of period	$2,429,612	$2,865,567

13

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

NOTE 1 - SUMMARY OF ORGANIZATION

ORGANIZATION

Legion Works, Inc. (the Company) is organized as an information technology software development and acquisition company incorporated as a Delaware corporation and located in San Diego, California. The Company was formed for the purpose of building and buying online software products and aiming to grow these products through a combination of product development, sales, and marketing. The Company aims to find and develop business opportunities primarily in online software, including, but not limited to, marketing and sales software tools as well as e-commerce and online marketplaces. Since the Company’s founding, the technology market dynamics and opportunities have changed. While its original focus was on Software as a Service (SaaS), the cost of acquiring and developing SaaS products as well as the time required to reach sustainable revenue levels means the company has had to regularly evolve its focus. The Company has had to remain flexible to changing market dynamics in seeking online opportunities that it believes are ripe for innovation, where it believes it has the expertise to pursue such opportunities, and where it can afford to execute products and businesses given its current resources. As an example, the Company expanded its focus to include marketplace and e-commerce businesses, as it believed that such businesses would be more affordable to operate and scale. Additionally, with the rapid rise of Artificial Intelligence tools and largescale Language Learning Models, the company needs to adapt to the challenges and opportunities introduced by the popularity of such tools. The Company’s management will continue to try to focus its resources on the subsidiaries and products it deems to have the best chance of achieving profitable growth and a return on its capital investment. Additionally, the Company continues its research and development efforts to determine where to allocate its development and sales/marketing time and resources across established products, beta products, and wholly new products. The Company was incorporated on November 20, 2019, as a Delaware corporation. The Company’s corporate year-end is December 31.

Since November 20, 2019 (inception), the Company has relied upon its shareholders’ equity and sales of certain assets (see Notes 8 and 11) to fund cash flow to pay for operating expenses and other obligations. For the period from inception to June 30, 2026, the Company has generated losses aggregating $7,700,775. These matters do raise concern about the Company’s ability to continue as a going concern (see Note 10). There can be no assurance that the Company will successfully be able to continue raising capital and to generate profitable operations to sustain operations.

The Company is considered an emerging growth company under Section 101(a) of the Jumpstart Business Act as it is an issuer that had total annual gross revenues of less than $1 billion during its most recently completed fiscal period. Because the Company is an emerging growth company, the Company has an exemption from Section 404(b) of Sarbanes-Oxley Act of 2002 and Section 14A(a) and (b) of the Securities Exchange Act of 1934. Under Section 404(b), the Company is exempt from the internal control assessment required by subsection (a) that requires each independent auditor that prepares or issues the audit report for the issuer shall attest to, and report on, the assessment made by the management of the issuer.

14

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The consolidated financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. The consolidated financial statements may require the use of estimates and assumptions that affect the assets and liabilities reported in the financial statements, as well as amounts included in the notes thereto, including discussion and disclosure of contingent liabilities. Although the Company uses its best estimates and judgments, actual results could differ from these estimates as future confirming events occur. All intercompany transactions and accounts have been eliminated in consolidation.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions, and contingencies.

RISKS AND UNCERTAINTIES

The Company has a limited operating history. The Company’s business and operations are sensitive to general business and economic conditions. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, technology changes or disruption, changes to the cost of acquiring customers, competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations.

CONCENTRATION OF CREDIT RISK

The Company maintains its cash with a financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. The Company maintains balances in excess of the federally insured limits.

CASH AND CASH EQUIVALENTS

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company’s checking account and online payment platforms. As of June 30, 2026, and December 31, 2025, the Company had $2,429,612 and $2,747,979 of cash on hand, respectively.

15

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

PROPERTY AND EQUIPMENT

Property and equipment are initially recorded at cost and subsequently measured at cost less accumulated depreciation. Depreciation is recognized in Consolidated Statements of Operations and is provided over the estimated useful life of the assets as follow:

Computer Equipment	- 5 years straight line
Servers	- 10 years straight line
Software	- 3 years straight line

RECEIVABLES AND CREDIT POLICY

Based upon monthly contracts, the Company sells subscriptions to use the various software application platforms. Trade receivables from subscribing customer contracts are uncollateralized customer obligations due under normal trade terms, primarily requiring pre-payment before services are rendered. Trade receivables will be stated at the amount billed to the customer. Payments of trade receivables will be allocated to the specific invoices identified on the customer’s remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customers. As a result, the Company believes that its accounts receivable credit risk exposure is limited, and it has not experienced any write-downs in its accounts receivable balances.

INTANGIBLE ASSETS

SOFTWARE RESEARCH AND DEVELOPMENT COSTS

The Company develops, maintains and evolves websites and web applications (software) to support its revenue efforts in the market. During 1H 2026, the Company continued research and development on new products, the efforts of which were conducted within the Expedition Community, Inc. subsidiary and Legion Works, Inc. The first product, Karley AI, is a conversational AI agent for websites. Karley’s AI technology interacts with website visitors / customers, answers questions, compares products, and helps with purchase decisions and conversions. The second product, HelloFeed, is an online software platform with the goal of enabling website owners to capture testimonials and display those on their websites to build trust while also being able to convert testimonials into ads in a compliant manner. Additional new products the Company previously was conducting research and development on continue to be paused. This includes Mighty, a direct-to-consumer (DTC) supplement product.

The Company’s other current software offerings include a web application for website owners to help convert website visitors into customers and leads, a web application to enable website owners to send web push notifications, and an e-commerce marketplace to help software developers earn initial customers through lifetime deals.

16

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

In compliance with ASC 730-10, Research and Development expenditures, the Company capitalized and carried forward as assets, the costs to purchase and or develop multiple interactive software platforms, monetized through contract subscription revenues. Research is the planned efforts of a company to discover new information that will help create a new product or service. Development takes the findings generated by research and formulates a plan to create the desired platform Apps. The Company applies the GAAP capitalization requirements of the “waterfall” approach which includes a specific sequential order of Plan, Design, Coding/development, Testing and Software release.

Costs incurred in connection with the development of software products are accounted for in accordance with ASC 985-20, Costs of Software to Be Sold, Leased or Marketed. Costs incurred prior to the establishment of technological feasibility are charged to research and development expenses. Software development costs are capitalized after a product is determined to be technologically feasible and in the process of being developed for the market. Capitalization of costs ceases after the general release of the software. Amortization of capitalized software development costs begins upon the release of the software. Capitalized software development costs will be amortized over the estimated life of the related product using the straight-line method.

The Company accounts for costs incurred to develop software for internal use in accordance with ASC 350-40, Internal-Use Software. As required by ASC 350-40, the Company capitalizes the costs incurred during the application development stage, which include costs to design the software configuration and interfaces, coding, installation, and testing.

Revenue from proprietary perpetual (one-time charge) license software is recognized at a point in time at the inception of the arrangement when control transfers to the client, if the software license is distinct from the post-contract support offered by the Company.

The Company monetizes and forecasts the revenues from the multiple platform Apps software and amortizes the aggregate costs of the developmental software asset over the forecasted revenue stream; a matching of the revenue and costs, using the straight-line method, based on estimated useful lives of the asset. Research to determine the economic viability of potential software and the maintenance of the ultimate developed platform is expensive.

DEFERRED SYNDICATION EXPENSE

Financial Accounting Standard Board Accounting Standards Codification number 340-10-S99-1, Other Assets and Deferred Costs, allows specific, incremental costs directly related to securities offerings to be deferred and charged against the gross proceeds of an offering. The Company wrote off deferred syndication expenses, including professional fees, marketing, broker dealer and other related expenses in the amount of $30,371 and $12,004 in June 2026 and December 2025, respectively.

IMPAIRMENT AND FAIR VALUE MEASUREMENTS

Long-lived assets, other than goodwill, are tested for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The impairment test is typically based on undiscounted cash flows and, if impaired, the asset is written down to fair value based on either discounted cash flows or appraised values. Goodwill is tested for impairment at least annually, in the fourth quarter and whenever changes in circumstances indicate an impairment may exist. The goodwill impairment test is performed at the reporting unit level, which is generally at the level of or one level below an operating segment

17

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

In August 2018, the FASB issued ASU 2018-13, Disclosure Framework (Topic 820) - Changes to the Disclosure Requirement for Fair Value Measurement. This guidance removes or modifies various disclosures relating to the activity or reconciliation of Level 1, Level 2 and Level 3 fair value measurements. It is effective for interim and annual periods beginning after December 15, 2019. Management evaluated this guidance and there is no material impact on the consolidated financial statements.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The Company determines the fair values of its assets and liabilities based on a fair value hierarchy that includes 3 levels of inputs that may be used to measure fair value. The 3 levels are as follows:

Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2 inputs are those other than quoted prices that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability. Unobservable inputs reflect the Company’s own assumptions about the inferences that market participants would use in pricing the asset or liability (including assumptions about risk). Unobservable inputs are developed based on the best information available in the circumstances and may include the Company’s own data.

REVENUE RECOGNITION

The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers (“ASC 606”). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The contracts are monthly. However, based upon management’s analysis of the subscriber contracts, historically, the contracts are renewed on average over a seven to twelve months period. The Company also recognizes revenue from the sale, leasing, or licensing of software, which is accounted for as a long-term contract if significant customization or modification is involved. Otherwise, revenue from the sale, leasing or licensing of software will be recognized when there is persuasive evidence an arrangement exists, delivery has occurred, the Company’s price is fixed or determinable, and collection of the sales price is probable. The Company also recognizes revenue from the monetization of its platform applications once performance obligations as required under our customers’ contracts have been satisfied. For the period ending June 30, 2026, and 2025, the Company generated revenues of $442,276 and $637,832 respectively.

Hello Bar LLC generates its revenue from different subscription plans offered to its users. Revenue is recognized gradually over the subscription period as the performance obligations are satisfied.

18

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

Dealify Inc generates revenue through its platform where third-party affiliates offer products for entrepreneurs. Revenue is recognized when the product is sold, and payment is received.

Expedition Community Inc. has not generated any revenue for the period ending June 2026.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. There is no income tax provision for the company for the period from inception through June 30, 2026, as the company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of June 30, 2026, the unrecognized tax benefits accrual was zero.

The Company is a C Corporation under the Internal Revenue Code and a similar section of the state code.

All income tax amounts reflect the use of the liability method under accounting for income taxes. Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes arising primarily from differences between financial and tax reporting purposes. Current year expense represents the amount of income taxes paid, payable, or refundable for the period.

Deferred income taxes, net of appropriate valuation allowances, are determined using the tax rates expected to be in effect when the taxes are actually paid. Valuation allowances are recorded against deferred tax assets when it is more likely than not that such assets will not be realized. When an uncertain tax position meets the more likely than not recognition threshold, the position is measured to determine the amount of benefit or expense to recognize in the consolidated financial statements.

The Company’s income tax returns from 2019 to 2024 are subject to review and examination by federal, state and local governmental authorities. As of June 30, 2026, there is no ongoing examination with federal, state, and local governmental authorities. To the extent penalties and interest are incurred through an examination; they would be included in the income tax section of the consolidated statements of operations.

TRANSLATION OF NON-U.S. CURRENCY AMOUNTS

Assets and liabilities of non-U.S. subsidiaries that have a local functional currency are translated to U.S. dollars at year-end exchange rates. Translation adjustments are recorded in the balance sheets. Income and expense items are translated at weighted-average rates of exchange prevailing during the year. These transaction gains and losses are included in net income (loss) for the period in which exchange rates change.

19

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

RECENT ACCOUNTING PRONOUNCEMENTS

In October 2021, the FASB issued Accounting Standards Update (ASU) 2021-08, Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from Contracts with Customers. ASU 2021-08 changes the accounting for contract assets and liabilities acquired in a business combination by requiring an acquiring entity to measure contract assets and liabilities in accordance with FASB Accounting Standards Codification (FASB ASC) 606, Revenue from Contracts with Customers. Under current GAAP, an acquirer generally recognizes assets acquired and liabilities assumed in a business combination, including contract assets and contract liabilities arising from revenue contracts with customers and other similar contracts that are accounted for in accordance with FASB ASC 606, at fair value on the acquisition date. Initial fair value measurement for acquired revenue contracts in a business combination can be complex and require significant judgment. Moreover, diversity exists in current practice for determining the fair value of contract liabilities for certain revenue arrangements and stakeholders have raised questions about how to apply FASB ASC 805, Business Combinations, to contracts with a customer acquired in a business combination. To address those issues, ASU 2021-08 requires an acquirer to recognize and measure contract assets and contract liabilities acquired in a business combination in accordance with FASB ASC 606. At the acquisition date, an acquirer should account for the related revenue contracts in accordance with FASB ASC 606 as if it had originated the contracts. For nonpublic entities, the amendments are effective for fiscal years beginning after December 15, 2023, including interim periods within those fiscal years. The amendments in ASU 2021-08 should be applied prospectively to business combinations occurring on or after the effective date of the amendments. Management has evaluated the impact of adopting this guidance and determined there is no material impact on the Company’s consolidated financial statements, as there were no business combinations during the period June 2026.

In February 2019, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as “lessees”, to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. The Company has adopted this standard. The Company has no leases with terms exceeding 12 months as of June 30, 2026. Management has determined there is no material impact on the consolidated financial statements.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. Management does not expect this to have a material impact on the consolidated financial statements.

20

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 - CASH CONCENTRATION

The Company maintains funds in a financial institution that is a member of the Federal Deposit Insurance Corporation. As such, funds are insured based on the Federal Reserve limit. The Company has not experienced any losses to date, and management believes it is not exposed to any significant credit risk on the current account balance.

NOTE 4 - PURCHASE OF SUBSIDIARY COMPANIES

ACQUISITIONS

Based upon a Membership Interest Purchase Agreement dated December 29, 2020, the Company purchased one hundred percent (100%) of the outstanding Membership Units of Hello-Bar, LLC for a purchase price of $2,750,000; comprised of cash at closing of $950,000 and a non-interest-bearing Promissory Note in the amount of $1,800,000. The imputed interest on the Promissory Note is $42,805 which reduced the cost of Contracts in process in the amount of $42,805. The purchase price was based upon what the company believed to be market average multiples at the time as well as an Enterprise Valuation prepared by StoneBridge Advisory, Inc. As a result, the Company’s financial statements include the consolidation of the Company and its subsidiary, Hello-Bar LLC.

Based upon a Shareholder Agreement dated November 5, 2021, the Company purchased ninety four percent (94%) of the outstanding common shares of Dealify, Inc. for a purchase price of $467,280; comprised of cash at closing of $300,000, a non-interest-bearing Promissory Note in the amount of $150,000 and capitalized legal and accounting fees of $16,030 and $1,250, respectively.

Based upon a Stock Purchase Agreement dated November 16, 2021, the Company purchased ninety percent (90%) of the outstanding common shares of Growth Collective Solutions, Inc. (now Expedition Community, Inc.) for an original cash purchase price of $1,200,000. The initial purchase price was adjusted to a net purchase price of $1,168,185 as outlined in the purchase agreement, plus capitalized legal and accounting fees of $8,361 and $1,250, respectively.

Based upon the Stock Purchase Agreement dated September 22, 2022, the Company purchased one hundred percent (100%) of the outstanding common shares of Legion Works GmbH. The share capital of Legion Works GmbH amounts to EUR 25,000.00.

As of June 30, 2026, Legion owns 100% of Hello Bar, 90% of Expedition Community (formerly Growth Collective), and 94% of Dealify. All financial obligations for each of these acquisitions have been fulfilled. No new acquisitions were completed during the six-month period ended June 30, 2026. Please refer to Subsequent Events (Note 12).

21

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

NOTE 5 - CLOUD BASED AND APP PLATFORM SOFTWARE AND INTANGIBLE ASSETS

The following schedule sets forth the cloud based and application platform software and intangible assets of the Company as of June 30, 2026, and December 31, 2025.

Description		2026	2025
Customer contracts	(a)	626,610	626,610
Restrictive covenants	(a)	90,000	90,000
Subscribers marketing software	(b)	450,000	450,000
Application platform software	(b)	1,250,000	1,250,000
Website	(b)	135,000	135,000
Domain, brand, trademark and other	(b)	317,923	317,923
Customer database	(b)	70,000	70,000
Email marketing	(b)	140,000	140,000
Organic web traffic	(b)	60,500	60,500
Expert community	(b)	-	-
Market analytics	(b)	38,503	38,503
Freelance marketplace web app	(b)	373,291	373,291
Goodwill	(c)	17,280	17,280
Total Intangibles		3,569,107	3,569,107
Less: Accumulated Amortization		(3,266,659)	(3,210,808)
Net Book Value		302,448	358,299

(a)	Three-year useful life
(b)	Five-year useful life
(c)	Fifteen-year useful life

Acquired finite-lived intangible assets are amortized on a straight-line basis over the estimated useful lives of the assets. If the estimated useful life assumption of any asset is changed, the remaining unamortized balance is amortized over the revised estimated useful life. The Company decided to provide full-year amortization for the intangible assets in the year of purchase irrespective of the date on which acquisition was done.

22

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

NOTE 6 - RESEARCH AND DEVELOPMENT OF POSSIBLE NEW PRODUCTS

During 2026, the Company explored potential market opportunities for new products and for existing products, subject to the areas where the Company possesses leadership skills and experience. During 2026, the Company continued to invest in development efforts within the Expedition Community, Inc. subsidiary. As of June 30, 2026, the Company had invested $38,503 (cumulative) in development of an AI conversational agent for websites. Additionally, as of June 30, 2026, the Company was investing in development efforts for a testimonials platform to enable websites to easily capture and share testimonials to build trust. During 1H 2026, the Company continued to pause any additional efforts on previously explored opportunities such as Mighty, Mighty Fans and Talutu. As a result, the Company wrote off $14,919 of previously capitalized development costs related to those initiatives, which is included in operating expenses for the year ended December 31, 2025. The Company invested $38,503 during the year 2024 in continued market analysis of (a) an online community for growth leaders to learn, network and share ideas and best practices and (b) a mobile-centric product that enables sport fans to support their favorite athletes in an N.I.L (Name Image Likeness) compliant manner. As of June 30, 2026, the Company has paused further development given resource constraints and initial poor acceptance in go to market.

NOTE 7 - RELATED PARTY TRANSACTIONS

RELATED PARTY CAPITAL CONTRIBUTION

As of June 30, 2026 and December 31, 2025, officers of the Company have contributed $349 to purchase 3,490,000 shares, of Super Voting Common Stock. See Note 8 below.

NOTE 8 - STOCKOLDERS’ EQUITY

The Stockholders’ equity consists of two classes of common stock; Super Voting Common Stock and Common Stock. As of June 30, 2026, the Company has authorized the issuance of 10,000,000 shares of Super Voting Common Stock and 90,000,000 shares of its Voting Common Stock; see discussion below for additional information.

SUPER VOTING COMMON STOCK

Super Voting Common Stock has a par value of $0.0001. 3,490,000 shares were issued and outstanding as of June 30, 2026, and December 31, 2025. During 2025, 5,860,000 shares of Super Voting Common Stock and 800 shares of Voting Common Stock were surrendered and cancelled for no consideration by Michael Kamo, a related party and former COO of the Company. The par value reduction of $586 was reclassified from owner’s investment to additional paid-in capital. Each shareholder shall have four votes (4) for each share of Super Voting Common Stock held by such shareholder.

COMMON STOCK

Voting Common Stock has a par value of $0.0001. 4,705,135 shares of Voting Common Stock were issued and outstanding as of June 30, 2026, and December 31, 2025. Each shareholder shall have one vote (1) for each share of Voting Common Stock held by such shareholders.

In 2020, the Company was authorized to issue 11,400,000 Common Stock Units (“Units”), consisting of one share of Voting Common Stock and one-half warrant to purchase one half share of Voting Common Stock (a total of 5,700,000 warrants) through an offering exemption from registration under Regulation A (the “Regulation A Offering”), which terminated in 2023. The shares of Voting Common Stock and the warrants that were components of the Units were immediately separable and issued separately but were to be purchased together. The warrants were exercisable within 18 months from the date of issuance, when they expired. As of June 30, 2026, the Company has issued 4,705,135 shares of Voting Common Stock. Any unexercised warrants have expired.

23

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

NOTE 9 - COMMITMENTS AND CONTINGENT LIABILITIES

LEGAL MATTERS

In the normal course of business, the Company may become a party to litigation matters involving claims against it. As of June 30, 2026, there are no current matters that would have a material effect on the Company’s financial position or results of operations.

NOTE 10 - GOING CONCERN

These consolidated financial statements are prepared on a going concern basis. The Company began operation in 2019. For the period from inception to June 30, 2026, the Company has losses aggregating $7,700,775. The Company’s ability to continue is dependent upon management’s plan to raise additional funds and achieve profitable operations. These circumstances create material uncertainties that cast significant doubt as to the ability of the Company to continue as a going concern. The consolidated financial statements do not include any adjustments to the carrying value and classification of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. The Company is not yet profitable, which means it relies upon funds from investors (along with any profits generated) to pay for its operations. This is common among startups, and it is the reason startups seek to raise capital. Over time the Company aims to grow its revenue and manage it’s pending to become profitable, but until that happens, the Company’s ability to operate is reliant upon our ability to raise money from investors.

NOTE 11 - SALE OF SELECTED ASSETS OF SUBSIDIARY COMPANY

In connection with a Purchase Agreement signed and dated June 18, 2024, The Company and its subsidiary, Growth Collective Solutions, Inc. sold to an independent company (Purchaser), certain business assets, subject to the Purchaser assuming certain liabilities net of assets applicable to the subsidiary’s business. The Purchaser is a global remote company that provides a freelancing platform, connecting businesses with software engineers, designers, finance experts, product managers, and project managers The subsidiary assets sold, connects clients directly to independent marketing talent (“Talent”). The Talent contracts directly with the client within and outside of a Platform.

The assets sold by the subsidiary include domain names, the website, client contracts, specific accounts payable, and accounts receivable, the database of freelance marketers, and intangible assets necessary to operate the Website. Assets excluded from the sale, among other assets, include a web application (Platform) software, launched in October 2023, all contracts and accounts not assigned and not required to operate the website, employees, the company’s proprietary web application, including Source Code, the account with Amazon Web Services, cash and non-specified accounts payable and accounts receivable.

24

LEGION WORKS, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE PERIOD ENDED JUNE 30, 2026

The purchase price for the assets set forth above is $2,250,000 plus the liabilities assumed net of assets transferred in the amount of $9,745. The purchase price is payable as follows: $900,000 at closing and $1,350,000 payable without interest on the unpaid amounts, over a twenty-four-month period of $337,500 every six months. The payment of $1,350,000 (Holdback Amount) may be reduced by Purchaser based on claims and remedies under the Purchase Agreement for violations of the representations and warranties set forth in the Purchase Agreement. As of June 30, 2026, the Company had received the closing payment of $900,000 and all the 4 installments of $337,500 were received on January 3, 2025, June 18, 2025, December 18, 2025, and June 18, 2026 respectively. The note receivable was carried at its discounted present value, using an imputed interest rate of 8.50% per annum. During the period of June 2026, the Company recognized interest income of $48,199 related to the unwinding of the present value discount on the installment payments received.

In addition to the Purchase Agreement, the Company entered into a Transition Services Agreement, dated June 18, 2024 to provide the Purchaser with transition services including pipeline active leads, register of past clients and leads, possible assistance maintaining client organic lead acquisitions performance, communications with current clients, and communications with current freelancers during the first 90 days after signing. The Company also will provide technical assistance for migration, access to specific external service accounts, redirection of signup forms, and marketing announcements. Some of these transition services are to be reimbursed at an hourly rate. Specifically, work completed by a specified employee and a specified contractor will be reimbursed at a specified hourly rate up to a maximum of $25,000 during the 90-day transition and an additional maximum of $15,000 after the transition period. provided without compensation to the Company (other than out-of-pocket cost reimbursements). As of December 31st, 2024, the services required under the Transition Services Agreement were completed by the Company. As per the Transition Services Agreement, the Company was reimbursed for $40,129.

The proceeds on the sale of the selected assets of the subsidiary are $1,580,796, based upon the discounted present value of the contractual installment sale price of $2,250,000, assuming interest at the rate of 8.50% per annum is $1,832,500. The net undepreciated costs of the assets that were sold on June 18, 2024, are $961,158.

For income tax purposes, the Company will elect to report the income on the installment sale method of accounting for the gain on sale of assets. Timing differences will arise applicable to deferred income taxes.

NOTE 12 - SUBSEQUENT EVENTS - PURCHASE OF SELECTED ASSETS

The Company has evaluated subsequent events through September 25, 2026, the date the financial statements were available to be issued. Based on the evaluation, except for the discussion below, no additional material events were identified which require adjustment or disclosure in the consolidated financial statements:

On August 19, 2026, the Company purchased certain assets from Catalist AI, LLC in the amount of $550,000. At the closing, the Company paid and seller received $400,000 in cash funds and an obligation from the Company to pay an additional $150,000 subject to the seller’s achievement of certain events and obligations. Upon taking over the Catalist operations, management of the Company discovered material amounts of unrecorded liabilities and obligations along with numerous seller misrepresentations. As a result of the above, the Company retained counsel to pursue all potential remedies.

25

Item 4. EXHIBITS

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

The documents listed in the Exhibit Index of this report are incorporated by reference or are filed with this report, in each case as indicated below.

2.1	Amended and Restated Certificate of Incorporation (1)
2.2	Bylaws (2)
2.3	Amendment No. 1 to Bylaws (3)
3.1	Form of Warrant (4)
4.1	Subscription Agreement (4)
6.1	Stock Award Agreement (2)
6.2	Hello Bar, LLC Purchase Agreement (3)
6.3	Asset Purchase Agreement and Transition Services Agreement dated as of June 18, 2024(5)+
6.4	Amendment No. 1 to Asset Purchase Agreement(5)+

____________

+ Portions of this exhibit have been omitted pursuant to the instructions to Item 17 of Form 1-A.

(1)	Filed as an exhibit to the Legion Works, Inc. Annual Report on Form 1-K (filed April 30, 2021, and incorporated herein by reference).

(2)	Filed as an exhibit to the Legion Works, Inc. Regulation A Offering Statement on Form 1-A (Commission File No. 024-11169 and incorporated herein by reference).

(3)	Filed as an exhibit to the Legion Works, Inc. Report on Form 1-U (filed January 7, 2021, and incorporated herein by reference).

(4)	Filed as an exhibit to the Legion Works, Inc. Annual Report on Form 1-K (filed July 5, 2022, and incorporated herein by reference).

(5)	Filed as an exhibit to the Legion Works, Inc. Annual Report on Form 1-K (filed October 11, 2024, and incorporated herein by reference).

26

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-SA and has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on September 28, 2026.

Legion Works, Inc.

By:	/s/ Ryan Bettencourt
Ryan Bettencourt CEO of Legion Works, Inc.

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated

Date: September 28, 2026	By:	/s/ Ryan Bettencourt
Ryan Bettencourt
Chief Executive Officer, Principal Financial Officer, Principal Accounting Officer, and Director

27